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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-18F-1
NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.
NOTIFICATION OF ELECTION
          The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
          Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 9th day of December, 2010.
Signature:      AIM Investment Funds (Invesco Investment Funds) on behalf of
Invesco Balanced-Risk Commodity Strategy Fund
Invesco Emerging Market Local Currency Debt Fund

By:	/s/ John M. Zerr
(John M. Zerr)

Senior Vice President
(Title)

Attest:	/s/ Peter Davidson
(Peter Davidson)

Assistant Secretary
(Title)

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SEC 1846 (8-08)